[LETTERHEAD OF CLIFFORD CHANCE US LLP]

VIA EDGAR

July 2, 2012

Duc Dang, Esq., Senior Attorney

Sandra B. Hunter, Esq., Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             iStar Financial Inc.

Registration Statement on Form S-4

Filed June 8, 2012

File No. 333-182017

Dear Mr. Dang and Ms. Hunter:

On behalf of iStar Financial Inc., a Maryland corporation (the “Company”) and as discussed by telephone today with Ms. Sandra Hunter, we are supplementally transmitting the Company’s updated response to comment number one of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 26, 2012. Capitalized terms used and not otherwise defined shall have the meanings set forth in the Company’s Registration Statement on Form S-4 (File No. 333-182017) (the “Registration Statement”).

General

1.                                      We note that you are registering the 9.0% Series B Senior Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993).  Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

In response to the Staff’s comment, the Company represents that it is offering the Series B Notes in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., Commission No-Action Letter (April 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Inc., Commission No-Action Letter (June

5, 1991) and Sherman & Sterling, Commission No-Action Letter (July 2, 1993).  In accordance with such no-action letters, the Company represents that:

(1) the Company has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Series B Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the exchange offer will acquire the Series B Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Series B Notes to be received in the exchange offer;

(2) the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that:

(i) any securityholder participating in the exchange offer for the purpose of distributing the Series B Notes cannot rely on the staff position enunciated in Exxon Capital or interpretative letters to similar effect and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and

(ii) any broker-dealer who holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Series B Notes in exchange for such Series A Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to any resales of the Series B Notes received in exchange for such Series A Notes (such plan of distribution need not name the broker-dealer or disclose the amount of Series B Notes held by the broker-dealer), in connection with any resale of such Series B Notes;

(3) the Company acknowledges that a secondary resale transaction by a securityholder participating in the exchange offer for the purpose of distributing the Series B Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act;

(4) the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer a provision that if the exchange offeree is a broker-dealer holding Series A Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Series B Notes received in respect of such Series A Notes pursuant to the exchange offer.  The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

(5) the Company will include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the exchange offer a provision to the effect that by accepting the exchange offer the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Series B Notes.

*   *   *   *   *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8526.

Sincerely,

/s/ Kathleen L. Werner

Enclosures

cc:  David DiStaso

Nina B. Matis